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                                                                     Exhibit 2.5

                         PREIT ASSOCIATES, L.P., ET AL.
                            The Bellevue, Third Floor
                               200 S. Broad Street
                             Philadelphia, PA 19102





May 30, 2003


MPM Acquisition Corp.
c/o Morgan Properties, Ltd.
160 Clubhouse Road
King of Prussia, PA 19406

         Re:      Closing Agreement

Gentlemen:

         Reference is made to the Purchase and Sale Agreement dated as of March 3, 2003 by and between PREIT Associates, L.P., et al., as Sellers (the "Sellers"), and MPM Acquisition Corp., as Purchaser (the "Purchaser"), as amended to date (the "Purchase Agreement"). In connection with the first Closing under the Purchase Agreement being held today, Sellers and Purchaser agree, intending to be legally bound, as follows:

         1. Application of Deposit. 79.4% of the $12,000,000 deposit ($9,528,000) and 79.4% of the forfeited $3,000,000 which is to be credited against the Purchase Price ($2,382,000) will be credited against the Purchase Price payable at the Closing today. $2,472,000 of the Deposit will remain with the Title Company as a Deposit against the Properties for which Closing will not occur today and $618,000 of the forfeited amount will be credited at future closings if, as and when such closings occur. 79.4% of any accrued interest in the Deposit will be credited today and the balance will remain with the Title Company in the Deposit. Sellers agree if Purchaser is excused under the Purchase Agreement from purchasing the Fannie Mae Properties, $618,000 of the forfeited amount will be refunded to Purchaser by Seller.

         2. Deposits, Escrows and Reserves. Notwithstanding the provisions of
Section 3(a) of the Purchase Agreement to the contrary, Sellers and Purchasers have agreed that any deposits, escrows and reserves required to be maintained by the mortgagee under mortgage loans which are being assigned to Purchaser at Closing, but are being prepaid or defeased, shall not be credited to the related Seller, but such deposits, escrows or reserves shall remain the property of the related Seller and shall be returned by the mortgage lender or servicer to the related Seller. Purchaser agrees that if any such funds are delivered or paid to Purchaser, Purchaser shall promptly deliver or transfer such payments to the related Seller. Deposits, escrows and reserves on Shenandoah and the Fannie Mae Properties will be adjusted.

         3. Capital Expenditures. Purchaser has requested an adjustment relating to capital expenditures at the Properties. Sellers believe that Sellers have performed in all material respects all covenants, undertakings and obligations, and complied in all material respects with all conditions required by the Purchase Agreement to be performed or complied with by Sellers at or prior to Closing, and that no such adjustment is required by the Purchase Agreement or otherwise warranted. To resolve this issue:

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                  (a) Sellers agree to credit the amount of $247,603 as an
additional closing adjustment in favor of Purchaser at the first Closing; and

                  (b) Purchaser agrees: (i) Sellers have performed in all material respects all covenants, undertakings and obligations and complied in all material respects with all conditions required by the Purchase Agreement to be performed or complied with by the Sellers at or prior to the date hereof;
(ii) Purchaser will accept a credit of $247,603 as a closing adjustment in favor of Purchasers at the first Closing; and (iii) there shall be no adjustment with respect to either of the Fannie Mae Properties at any subsequent closing relating to the covenants, undertakings and obligations required to be performed or complied with respect to the Fannie Mae Properties on or before the date hereof. Nothing in this letter shall be deemed to be a waiver by Purchaser of any breach of representation or warranty by Sellers under the provisions of the Purchase Agreement or under the provisions of any document delivered by any Seller at Closing.

         4. Post-Closing Adjustments. Sellers and Purchaser agree that the post-closing adjustments pursuant to Section 3(g) of the Purchase Agreement shall include, without limitation: (i) a reconciliation of rents received after the date as of which paid rents were adjusted at Closing; and (ii) a pro-rated adjustment, amortized over the five (5) year term of the agreement, of the up-front payment under the Verizon contract to the extent applicable to the Properties on which closing is occurring.

         5. Intentional Default. From and after the first Closing, the provisions of Section 15(b) shall be deemed deleted from the Purchase Agreement. In addition, the final clause in Section 15(a) which refers to Section 15(b) shall also be deemed deleted from the Purchase Agreement.

         6. Raymond Trost. Sellers and Purchaser acknowledge that Raymond Trost declined Purchaser's offer of employment and will remain an employee of PREIT. Neither PREIT, Seller nor Purchaser shall have any liability as a result thereof.

         7. Purchase Agreement Ratified. Except as modified hereby, Sellers and Purchaser hereby ratify and confirm the Purchase Agreement. In the event of a conflict between this letter and the Purchase Agreement, the terms of this letter shall prevail.

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         If this letter sets forth our mutual understanding and agreement, kindly sign where indicated below, whereupon this letter shall become a legally binding agreement between us.


                                   Very truly yours,
                                   PREIT ASSOCIATES, L.P., ET AL.


                                   By:          Jonathan B. Weller
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                                                 Jonathan B. Weller
                                          Authorized Signatory for all Sellers

AGREED TO:
MPM ACQUISITION CORP.


By:      Mitchell L. Morgan
   -----------------------------------------
Name:    Mitchell L. Morgan
Title:      President





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